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                                                                       EXHIBIT 4

                                 [INVATEC LOGO]

                               NOVEMBER 22, 1999

Dear Fellow Stockholders:

     I am pleased to report that on November 18, 1999, Innovative Valve Technologies, Inc. ("Invatec") entered into an Agreement and Plan of Merger (the "Agreement") with Flowserve Corporation ("Flowserve") and a wholly-owned subsidiary of Flowserve that provides for the acquisition of Invatec for a price of $1.62 per share in cash. Under the terms of the proposed transaction, Flowserve's subsidiary has commenced a cash tender offer (the "Tender Offer") for all outstanding shares of Invatec Common Stock, par value $.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (collectively, the "Invatec Shares"). The Tender Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 21, 1999.

     Completion of the Tender Offer is conditioned, among other things, upon there being tendered and not withdrawn prior to the expiration date of the Tender Offer that number of Shares representing a majority of the outstanding Invatec Shares on the date of purchase. Following successful completion of the Tender Offer, all Invatec Shares not tendered and purchased in the Tender Offer will be converted into the right to receive the price per share paid pursuant to the Tender Offer in cash pursuant to a merger of Flowserve's subsidiary into Invatec as contemplated by the Agreement (the "Merger").

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE TENDER OFFER, THE MERGER AND THE AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF INVATEC. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

     The recommendation of the Board of Directors is described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 filed by Invatec with the Commission. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including the opinion of Simmons & Company International, financial advisors to Invatec, that the consideration to be received by the Invatec stockholders pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to such holders. A copy of that opinion is attached as Annex A to the Schedule 14D-9. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     Also enclosed is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal used for tendering your shares. These documents set forth the terms and conditions of the Tender Offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully. The management and directors of Invatec thank you for the support you have given the Company.

     Flowserve has retained D. F. King & Co. Inc. to act as Information Agent for this offer. If you have any questions about what steps you need to take to tender your shares or have other questions about the offer, please call D. F. King as follows: banks and brokers call collect (212) 269-5550 and all others call (800) 347-4750.

                                            On behalf of the Board of Directors,

                                            /s/ WILLIAM E. HAYNES

                                            William E. Haynes
                                            Chief Executive Officer